Exhibit 99.1

Jianzhi Education Technology Receives Nasdaq Notification Regarding Minimum Market Value Deficiency

BEIJING, July 31, 2024 (GLOBE NEWSWIRE) -- Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced it has received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department on July 26, 2024, notifying the Company is not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Global Select Market. Nasdaq Listing Rule 5450(b)(1)(C) requires companies to maintain a minimum market value of publicly held shares of at least US$5 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company for the 30 consecutive business days from June 12, 2024 to July 26, 2024, the Company no longer meets the minimum market value requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Global Select Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been provided 180 calendar days, or until January 22, 2025, to regain compliance with Nasdaq Listing Rule 5450(b)(1)(C). To regain compliance, the Company’s market value of publicly held shares must exceed US$5 million for a minimum of ten consecutive business days.

In the event that the Company does not regain compliance by January 22, 2025, the Company will receive written notification that its American depositary shares representing ordinary shares (“ADSs”) are subject to delisting and the Company may appeal the delisting determination to a Hearing’s Panel. Alternatively, the Company may consider applying to transfer the ADSs to The Nasdaq Capital Market.

The Company’s business operations are not affected by the receipt of the Notification Letter.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embeds proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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